COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Shares
In Thainox Stainless Public Company Limited

Pursuant to disclosure requirements under Korea Exchange regulations, POSCO will promptly disclose certain information (e.g., investment schedule) in connection with the possible purchase and acquisition of certain shares of Thainox Stainless Public Company Limited, a Thailand corporation, as soon as such information is made available. At the present, POSCO has not made any informal or formal decision regarding the project.